Mail Stop 6010


      March 8, 2006


Via U.S. Mail and Facsimile to (303) 592-1054

Kristi J. Kampmann
Chief Financial Officer
Vyta Corporation
370 17th Street, Suite 3640
Denver, CO 80202


	Re:	Vyta Corporation
		Form 10-QSB for the Fiscal Quarter Ended December 31,
2005
		Filed February 21, 2006
      File No. 033-19598

Dear Ms. Kampmann:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

Item 1. Financial Statements (Unaudited)

1. Business, Organization and Summary of Significant Accounting
Policies, page F-8

Recent Developments, page F-9

1. We see that you have entered into various loans, subscription agreements and other arrangements with Arizcan, including, but not limited to, a loan of $314,000 in November of 2004 to facilitate their purchase of your outstanding stock warrants, an agreement to pay them 20% of any cash distributions paid to you by and from BioAgra until they are paid $800,000 for their efforts to assist you in obtaining equity financing, a subscription agreement to purchase
200,000 shares of convertible preferred stock for a partial payment of $400,000 cash and an unsecured note receivable the subsequent conversion of which resulted in them obtaining a controlling 67% interest in your common stock. Please address the following:

* tell us in detail the business purposes of each of these transactions individually and in the aggregate;
* confirm that these are the only transactions with Arizcan in the periods presented or alternatively detail for us all other transactions. Additionally, please detail for us the relationship of
Arizcan to you prior to these transactions, including whether
Arizcan
or any members of their board of directors or management was a related party as defined by SFAS 57;
* confirm that all transactions with Arizcan were consummated on terms equivalent to those that prevail in arm`s-length transactions;
and
* confirm that in future filings you will present any receivables that arise in connection with sales of your equity instruments in
compliance with                      EITF 85-1.

 We may have further comment based on your response.

3. Investments in Affiliates, page F-13

Investment in BioAgra, page F-14

2. We note that on August 15, 2005, you purchased a 50% equity interest in BioAgra, a joint venture with Xact Resources, through the contribution of cash and a note payable. We see on page F-12 that subsequent to the formation of the joint venture, you have also loaned BioAgra an additional $700,000. Please tell us how you assessed and concluded that you do not hold a variable interest in BioAgra and are not the primary beneficiary for purposes of FIN 46R.
Please reference the applicable sections of FIN 46R you used to make your conclusions, including the one that consolidation of BioAgra was not required. We may have further comments after reviewing your response.

4. Note and Advances Payable, page F-16

3. We see various transactions whereby you received loans from unrelated third parties in consideration for a promissory note and the issuance of restricted common stock which in aggregate exceeded the value of the cash received. We also note that the loans were subsequently repaid within three months of their issuance. You determined that the loan proceeds should be allocated between to the relative fair value of the promissory note and the common shares, with the relative fair value of common shares recorded as a discount to the note and amortized to interest expense. Please tell us the authoritative generally accepted accounting principles that support your accounting and presentation of these transactions, including specific references to the technical accounting literature which supports your conclusions. We may have further comments after reviewing your response.

5. Derivative Warrant Liability, page F-17

4. We note that you have concluded the various warrants issued during
December of 2005 were derivative liabilities upon their issuance due in part to an insufficient number of authorized and unissued shares.
We also note subsequent to a reverse stock split, the fair values of the warrants were reclassified to equity. Please tell us the significant terms of the warrants including detail of any registration rights, requirements to maintain effectiveness of a registration statement or penalties associated with the underlying shares of the warrants and how you accounted for each. Tell us how your initial and subsequent accounting and presentation for the warrants complied with generally accepted accounting principles. Also, tell us why you believe you assigned the correct value to the warrants. That is, tell us why you recorded the warrants at their relative fair value rather than their fair value. Refer to SFAS 129,
EITF 00-19 and EITF 05-04 when preparing your response. We may have further comments after reviewing your response.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.




								Sincerely,



								Jay Webb
								Reviewing Accountant

Kristi J. Kampmann
Vyta Corporation
March 8, 2006
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